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                             May 16, 2023

       Haggai Alon
       Chief Executive Officer
       SMX (Security Matters) Public Ltd Co
       Mespil Business Centre, Mespil House, Sussex Road,
       Dublin 4, Ireland

                                                        Re: SMX (Security
Matters) Public Ltd Co
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 9,
2023
                                                            CIK No. 0001940674

       Dear Haggai Alon:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Austin Pattan, Staff Attorney at (202) 551-6756 or Matthew Crispino,
       Staff Attorney, at (202) 551-3456 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Stephen Fox